Filed by Clever Leaves Holdings Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Clever Leaves International Inc.

Schultze Special Purpose Acquisition Corp.

(Commission File No. 001-38760)

New Cannabis Ventures

Recording with Kyle Detwiler

9/30/20

Carrie Pallady [00:00:03] Oh, this is Carrie Pallady with New Cannabis Ventures authorities kind of speaking with Kyle, the CEO of Multinational Company Clever Leaves.

Carrie Pallady [00:00:11] We’ll be talking about his company’s presence, funding and Rapid City. Thank you for taking the time today.

Kyle Detwiler [00:00:18] Yeah, thanks, Carrie.

Carrie Pallady [00:00:21] Now starting out. Can you talk about what you think differentiates Cleverley in competitive industry?

Kyle Detwiler [00:00:29] Of course, I think Clever Leaves looks very different from the traditional cannabis companies Clever Leaves eally built around a single, very simple idea, and that is that Canabis production facilities to date have have generally been built in areas where they were first legal, not necessarily where they were environmentally or economically sound.

Kyle Detwiler [00:00:52] A lot of it was built in Canada where, you know, you don’t see many avocado or banana groves. And you know, something just didn’t sit right with us. Clever Leaves wanted to be a little bit fashion forward in the industry and develop a low cost operating model to that was, you know, ecologically friendly. And so we’ve become one of the lowest cost and largest scale producers of canabis which operates in federally legal markets around the world.

Carrie Pallady [00:01:22] So you have a background in private equity and investment management. Can you share some insight into your previous experience? And then what attracted you to the cannabis space?

Kyle Detwiler [00:01:32] A hundred percent. I’m a big believer in, you know, I think it was Steve Jobs address the Stanford graduating class, maybe circa 2000, five or six. And he said, it’s all about connecting the dots.

Kyle Detwiler [00:01:45] And it was the calligraphy lessons that he took at that at college, even though he dropped out that later inspired Macintosh and Apple, who, you know, have dots in their computer scripts. And so I was trying to connect the dots in my journey. I spent most of my career in the private equity industry at KKR and Blackstone Group. I spent most of that time looking at health care investments and natural resource investing and investing in Latin America. And so there were really two kind of connected dots that that I certainly established. The first one was spent a lot of time on the generic drug industry. And, you know, you you know, today, you know, you go to New Jersey and you might see facility that 40 or 50 years ago produced, you know, pharmaceutical product. But a couple of folks in in in in India in the 1980s maybe highlight Dr. Reddy. That’s a good example that decided that, you know, they could produce pharmaceutical API much cheaper and the same quality as, you know, some of these, you know, New Jersey or European based pharmaceutical companies. And forever, you know, the pharmaceutical API chain was changed. But sort of one idea that was floated out there and the second was that, you know, I was looking at the sugarcane industry. And sure, you can build, you know, environmentally less efficient sugar operations that are higher cost in the United States. And they survive based on a variety of different subsidies that exist to sugar market. But if you were trying to do something that, you know, was best for Mother Earth and sort of best economically, you would probably do it in a place like Brazil. And so those two ideas were really sort of the inception for Clever Leaves operation in Colombia, where, you know, we can operate in a natural environment where cannabis goes great. It’s cheaper to build down there. It’s cheaper to operate by a factor of nearly nine times. And so I think, you know, in 10 years when most canabi, companies are trying to figure out, hey, how do we how do you reduce your cost structure? How do we align with our ESG. goals? You know, not emitting the kind of, you know, you know, power emissions to power or the supplemental lifespan or HVAC system, you know, they’ll be looking to Cleverley at some point in the future and say, wait, those guys are really ahead of the curve.

Kyle Detwiler [00:04:00] And, you know, they’re they’re one of the largest players in a place like Columbia.

Carrie Pallady [00:04:05] Now, who are some of the other important leaders, the Cleverley Leaves team?

Kyle Detwiler [00:04:11] But of course, you know, that’s that’s probably our greatest strength. You know, I like to think that our our most important assets are going to walk out the door every night or, you know, in this modern era. they click out of zoom At the end of the day. So I’m very fortunate that our global president, Andres Pardo, you know, has has a strong track record in building businesses like myself. He’s also a Harvard Business School graduate. He spent a number of years as a senior consultant that Booze focused on the consumer product space. He then ran a private equity backed health care business in Columbia, scaling it up to almost two thousand employees. So hundreds who based in Bogota and kind of these leads, that organization also embraced with presidents. And you know Julian, you know, he was the drug policy director for the country of Colombia. It had in a previous career. So he has a lot of lot of regulatory influence and then sprinkled throughout the rest of the organization, obviously have a number of talented individuals. And in Portugal and in in Germany, you know, even back in New York were preparing for our public listing.

Kyle Detwiler [00:05:28] You know, we recently just announced the new hire of the David Kastin were general counsel for vitamin shop where he helped know, watch CBD products and think about 30 or so states. So, you know, the bench is deep. And, you know, we’re we’re grateful for everybody’s support of our vision

Carrie Pallady [00:05:47] So Clever Leaves has several different elements to its business, including pharmaceutical grade cannabis. Consumer brands B2B operations and strategic investments. Can you walk us through the company’s diversified strategy?

Kyle Detwiler [00:06:02] Sure, diversified, looking out. But, you know, actually, it’s fairly concentrated looking in. You know, we really have two sides of the House. The first is our branded nutraceutical company.

Kyle Detwiler [00:06:14] So, you know, we we adhere to, you know, follow all local, state, federal and provincial laws in which we operate. And so how do you participate in the US cannabis industry by with that philosophy? While MSOs and other organizations are running around kind of state legal, but not federally legal. We bought a nutraceutical company in Arizona. it was family run for 30 years run by an individual named Joe deCoper. And you know that business sells cleanses detox products that are available over 10000 retail locations. And I think that’s a great call option to entry here in the U.S. and that functions like own standalone business. You know, it’s own CEO, CFO., branded separate is completely separately. It’s called herbal brands. And so that kind of runs itself. The other side of the house on on the Cannabis side is really focused, you know, trying to be laser focused. You can on the B to B side of things. Now, international cannabis is very different than U.S. or Canadian cannabis. It’s you know, it’s very difficult. There are a lot of regulatory steps. A lot of permits. A lot of, you know, kind of certifications or qualifications that are needed. So when we signed an agreement with a company like Canopy Growth, it takes a lot of energy to produce the types of products at the quality standards that a company like Canapy need. And even though, you know, we’re not on the label and don’t want to be because, you know, we want our partner to look as good as we can. It’s a little bit different than just saying, hey, we produce, you know, sugar in Colombia. And we happen to sell to some some some company like Nestle. That’s a lot more involved than the typical Agricultural company.

Carrie Pallady [00:08:10] The company Has a presence across multiple countries. Can you give us an overview of the clever relief’s physical presence as it looks today?

Kyle Detwiler [00:08:19] Sure. So, you know, Columbia is our largest center for employment. We have approximately 400 individuals down there. It’s probably where the majority of the capital that we raised to date has been spent. You know, we have one point eight million square feet of greenhouse down there. We have a 40 thousand square foot plus extraction and R&D center down there. It’s the continent’s only EU GMP certified asset of its kind. So that’s pretty impressive. I would love for people to get down and see it. If you went over to Europe. You know, we have two two centers. So the first is in Portugal, we own nine million square feet of land and are one of one of the few companies which are authorized to cultivate, import and export cannabis in the country of Portugal. So on top of that, we have we are really two to efforts in Germany as well. We have a minority investing in the business, which is called paedo. So we’ve been kind of strategic partners to them and they’ve grown to be one of the country’s largest importers. And also recently awarded the country’s exclusive distribution agreement from the regulator called Beef Arm there for the production of German based cannabis. We also have a separate team that’s focused on our own importation strategy. So that’s a company called Iqana back in Arizona. I talked to you about nutraceutical business. You know, we have approximately 40, 40 or 50 professionals in Phoenix on the sales field center in Tennessee. And then, of course, there is about a dozen folks in New York.

Carrie Pallady [00:10:07] Are there any particular markets that you’re interested in pursuing, pursuing for future expansion?

Kyle Detwiler [00:10:15] Well, we really do believe that prohibition is ending globally. It will take some time. We will not go as fast as people think and it won’t go in the way that people think. And we’ll draw a couple of highlights. I think the first in Brazil, if you would have asked at the beginning of 2020, is Brazil going to be a viable market? I would’ve said no. I actually think Brazil’s not going to open this year, but I think Mexico will. And it just goes to show you should never you know you know, you should take my advice for what you pay for it. The exact opposite happened. And it really surprised people where Brazil opened up the market. Mexico is still not there. I think we’re close. But then also, you need to think about how Brazil began to legalize its market. Well, you know, most Americans or Canadians think about the dispensary system that will recreationally be allowed. That’s not at all what Brazil looks like. You know, Brazil is a very pharmaceutical market. They have banned domestic production. Everything that is produced will generally be in the form of extracts. It’s sold at pharmacies or or doctor prescribe. And therefore, because it’s basically a medical product, it must be GMP certified. And there’s only a handful of companies in the world capable of producing that type of product. And cleverly, it is one of them. And the only one in Latin America for sure. So latin American power structure, European type trade certifications. That will be very hard for other companies to support that. So Brazil, 210 million people, you know, four to five times larger than Canada, maybe a little bit smaller, or you’re just for price points. But that is an amazing market, an opportunity for us. And we’re you know, that that is one of the places. Are products going to, you know, canopy will will hopefully eventually end up the other. Of course, we can’t leave the United States, now. The dream for Clever Leaves works without a US market. But. I don’t think the United States is always going to remain in this weird state legal federally legal system or federally illegal, but state legal system. And it’s possible. But regardless of whether Trump is reelected or the Biden Harris ticket prevails, I think you could see a change in candidates regulation and states. So just let me throw an idea out there. If BidenHarris in the Democratic ticket agenda is put forward where you have steadily legal medical cannabis. Again, CLeverly Leaves is one of the few EU GMP certified companies in the world. You could well see a clever leave medical products sold in a CVS pharmacy near you and maybe as little as two years. So I think that is a bit of a game changer. It’s not factored into our projections or what we expect to happen. But we know it’s a question of when, not if.

Carrie Pallady [00:13:10] In June, it was announced that Scholtes special purpose acquisition and Cleverley was had entered into a non-binding letter of intent to confine businesses.

Carrie Pallady [00:13:19] Why does the SPAC route make sense.

Kyle Detwiler [00:13:26] Clever Leaves has been thinking about going public for. For a while. You know, our viewpoint was we wanted to make sure that the business was matured enough so that it would it would it would make sense to be public. So, you know, we’re we’re probably one of the last remaining private cannabis, companies of our scale left. You know, I mean, there are there are others out there that have raise the amount of money that we have or more or thereabouts. But but, you know, not too many. And we are certainly one of the very few that is focused on the federally legal side of it. So we have a very different story, which we think is very disruptive. And, you know, the traditional IPO process can can take a little bit of time and, you know, we do a lot of work to end up at the end. And you really don’t know. There’s a lot of factors that you won’t know how they will play out in the IPO process. Will the window be open for IPO? What will the price be? How much cash will you be able to bring on? The Spac solution to seem to derisk a number of those equation. And, you know, I think you’ve seen a lot of you know, 2020 is clearly the year of this SPAC. I think the more money raised in Spac IPO is this year than many previous years combined. And so I think that that ability for, you know, the SPAC to kind of transform the way companies go public by giving them a certain deal that you kind of like, slide your way into rather than an IPO. I kind of described as, you know, you wait and all also and there’s this big thing, but nobody knows exactly what looks like. Those were a number of reasons that we we chose the background and in particular why we chose the Schultze Special Acquisition Corp. SAMA

Carrie Pallady [00:15:16] Are there any updates on this acquisition that you can share? Anything on the timeline?

Kyle Detwiler [00:15:23] Oh, yeah. I think after the LOI I’d HAVE to go back and check the exact date, but, you know, we did announce a definitive agreement. So right now there are, I think, approximately a dozen cannabis SPACS out there. Clever leaves and SAMA are the only only cannabis deal that is at these defininitve agreement stage. So we should be closing in the fourth quarter. Obviously, the fourth quarter is about to begin, but hopefully within the next couple of months, you should see CLVR traded on the Nasdaq.

Carrie Pallady [00:16:00] So looking to the future, do you see other acquisition opportunities as a possibility? Or will the company focus on organic grow?

Kyle Detwiler [00:16:11] My favorite thing from high school was plan for the worst, hope for the best. And by that, I mean, you know, we’re going to focus internally on our own operations clever leaves as will work without expansion. It will work without M&A. You know, we have a lot of interesting organic growth opportunities. You know, our assets are underutilized today. So we have lot of expansion. Before we even have to build anything that we can do. So really, that’s sort of the main focus. But, you know, it’s no secret that the candidates industry is going through an intense capital shortage. It’s one of the reasons we want to go public. You know, the ability to raise private capital and scale in cannabis is it is very, very challenging, even though, you know, we have we’ve been a shining and rare example of it occurring, you know, raising one hundred and twenty five million dollars over the last couple of years. is no easy feat You know, raising 20 plus million of it. after COVID is even harder. Let me tell you. So, you know, we think the opportunity to help finance or aquire other cannabis businesses which are strategic or, you know, in some way benefit from integrating into the Clever Leaves platform. I think there’s a lot out there. Cansativa would be a great example. You know, even though we invested in cansativa before the covid crisis hit, we have done done a lot trying to support that. And it’s not like we’ve done all the work. But, you know, certainly our insight to help them go from importing one kg a month in Germany to up to 50 kg a month. They’ve moved into the ranks of one of the top importers in the country. They’ve expanded to a second, a much larger facility, which is GMP, and certified. And we haven’t even yet begun to ship clever leaves products through cansativa Yes. So even as a standalone business can’t conceive, it is now more valuable than it used to be. And I think you’re going to find us looking a lot for other. cansativas You know, when markets first opened in UK, South Africa, Australia, Brazil, I think there’s a very, very interesting opportunity to find good partners there who are having difficulty raising capital or they want something more than financial capital, which is something strategic. And because we offer a lot of unique assets like our low cost structure, like our EU GMP certification, I think we actually become a very interesting partner for a lot of downstream operations.

Carrie Pallady [00:18:40] Now, you mentioned that the company has been able to raise capital after covid happened. How has the global pandemic affected the company’s operations?

Kyle Detwiler [00:18:51] yeah, it wasn’t pretty to be honest. You know, at the beginning of April or sort of, I should say, really at the end of March. You know, Clever leaves was about to deliver some fairly substantial shipment to some large, large customers in in in Australia and in the EMEA region. And they began to shut down cargo flights from Columbia. I never in a thousand years thought that would have been a risk. When we first started working down in Colombia and sure enough, we were without cargo flights. And so revenue ground, you know, ground to a halt, at least in Colombia. At the same time, our. Nutraceutical operation United States was was under under pressure because retail locations for a lot of nutraceutical or vitamin stores were closed due to covid, it was pretty bad. And, you know, we we acted swiftly and strongly as a company. You know, we realigned our cost structure. We tightened things up. I took a 40 percent salary cut, everybody at the company did something to to try to help. And, you know, we’ve we’ve made it through on the other side. So, you know, you’ve seen revenue pickup materially. But, you know, the banning of the cargo flights from from Latin America would certainly certainly a tough blow. I think the other thing that it did was it also has really encumbered regulators around the world. You know, a lot of the licenses or permits that are, you know, business for anybody’s international cannabis business depend on it in significant reliance, require regulators to process paperwork or conduct some inspections in covid world none of that happened. So if you’re a company like us, you’re very fortunate to receive our EGMP inspection in January before you know the travel restrictions again.

Kyle Detwiler [00:20:48] But, you know, I don’t think you can get GMP inspections scheduled for most regulators today if they have to travel internationally. So good and bad. You know, we have scarcer assets in the form that certification. But, you know, doing business going forward here is just a little bit more challenging because of the additional work that’s imposed on these health regulators around the world.

Carrie Pallady [00:21:12] Now, you mentioned the significant amount of capital the company has raised over the course of its history. How much has been deploying thus far?

Kyle Detwiler [00:21:21] So we’ve raised approximately one hundred and twenty five million U.S. of capital, and we deployed most of that. You know, we were obviously going to raise some more capital here when we closed the transaction with the with SAMA. But most of the hundred and twenty five million, has been deployed

Carrie Pallady [00:21:40] What kinds of investors have been attracted to the company?

Kyle Detwiler [00:21:47] I really, you know, to, you know, two major areas. I think the first thing are the first one investors Clever Leaves very lucky to attract, you know, institutional grade investors. And by that, I mean investors that, you know, manage substantial asset management platforms. You know, one of our largest investors is is a company called Fairlawn. Theyre a hedge fund is in San Francisco. They have over. I can’t remember AUM exactly.. over twenty five billion in AUM. So they’ve made a number of successful investments in the cannabis space. We’ve also been able to track, you know, other leading institutions of like that. And then, you know, that most kind of investment came later. I think early on, you know, received a lot of investment from, you know, the typical friends and family. A lot of, you know, organizations around the world but saw the trends in cannabis, you know, they’d seen what was going on in Canada. thought it was a little silly. And, you know, looked at cleverl leaves as though sort of a disruptor to that. And, you know, we even received a lot of investment from from future customers. You know, we’ve received investments from operators in Brazil who are now partner. We’ve received them from Europe. You know, the members of Consumer Products Family in Colombia who hope one day to, you know, get engaged in the cannabis space when it kind of reaches that that level of regulatory system. And we’ve even received investments from, you know, the members of pharmaceutical businesses in a country like Mexico. So, you know, everybody is thinking ahead of, you know, how will Cannabis legalization affect their or their businesses were the countries in which they operate. And, you know, investment in clever leaves and help give them a an interesting viewpoint and potentially use this as a partner when those opportunities do arrive.

Carrie Pallady [00:23:47] Looking ahead, can you offer any insight into revenue expectations and growth drivers for 2020 It was a whole.

Kyle Detwiler [00:23:56] Sure. So, you know, our our our public information and projections are out there for 2020. I believe we have estimated we will generate about 12 million of revenue. And you know that that number of projections that were put together a couple of months ago. But I think we still feel very good about hitting that. even in this really challenging environment. I’m really proud of our team for for how hard they have pushed. But, you know, keep in mind that, you know, our EUGM certification, for example we received that in July. And when you’re working on a pharmaceutical timetable, you know, there’s a six to nine month lag in when you have a customer interested. And when you ultimately sell products. A lot of what we’re selling today, were arrangements that were discussed or began almost three quarters a year ago. So the business is picking up . But, you know, those are the numbers that we published.

Carrie Pallady [00:24:59] What are some of the key metrics that you use to manage your business?

Kyle Detwiler [00:25:05] Well, we at the top of the organization, I think we have a number of the metrics that everyone else would care about; revenue. What’s our gross profit margin? How we’re doing at the EBIDTA level? Are we cash flow positive? So those are some of the big metrics that we judge ourselves by winning each division. I think we have, you know, different metrics. You know, everybody always likes to hear a little bit of Colombia. Colombia has really two businesses. It has a cultivation business and it has an extraction business where the cultivation business, you know, the the message for our team down there has always been you know, we don’t care how tall the plants are, we don’t care about, well, how how pretty big the buds are. We are basically a specialty chemical company. We’re trying to maximize maximize the grams of cannabinoids per square foot per year. And so much like you manage a sugarcane operation, you know, sugar operator you’re just care how much sucrose they can extract from those stocks every year. Well, that’s kind of how we manage that business. I think that if you go to the extraction side and you’re talking about, you know, efficiencies on your extraction processes, you know, what’s the pull through of all the cannabinoids that kind of started? How fast you do it. And, of course, what your what your what your costs are. So I think one of the most amazing metrics about our colombian operation. Is that around I think with the first quarter, you know, our operating costs for cultivation and extraction combined, we’re about 15 cents per per gram. And in 2019, I think the average Canadian cost per gram of one of those of the producers is about one dollar and eighty nine cents.

Carrie Pallady [00:26:53] So the company has realigned to handle the challenge presented by the pandemic. And you’re expecting to go public very shortly, with that in mind. What do you expect will be some of the biggest challenges and then opportunities ahead for clever leaves over the next six months to a year?

Kyle Detwiler [00:27:10] I think the biggest challenge for Clever leaves is, is our business depends on the internationalization of the cannabis supply chain. If countries are restricting imports, for example, Canada has not really facilitated an import. Our business will be smaller. And I think it’s just a fact of life. It’s a shame, too, because I think the consumers and the patients that could benefit from those products are the ones that are losing out. You know, we have some unique formulations that we’ve developed in in Colombia, in an EU GMP environment, you know, which is, you know, in extremely high quality standard. And there are only about a dozen out of the three hundred and fifty, some cannabis companies in Canada that have some form of an EU GMP certification. Very few have types in quality that we do. But those customers will miss out on that product. So as we, as we work, with regulators around the world, we hope that we can convince them that, you know, this is about improving, you know, the quality of outcomes for patients. It’s about giving them a price that they can afford, which also serves a social purpose of finding a way to compete against the black market. But it’s not possible when you have a high a high price structure. So we’re really just focused on trying to open those doors. We also can’t open them all up and focus on a couple of key geography. But really, you know, that is the main catalyst for Clever Leaves growth as well as the inhibitor - If legalization and importation of cannabinoids becomes more challenging.

Carrie Pallady [00:28:48] Now, we’ve covered quite a lot together. Is there anything else that you would like to discuss before we come to a close?

Kyle Detwiler [00:28:56] Well, the one the one thing I’ve always said to investors is that, you know, when you partner with Cleverl Leaves, the one thing you will never have to worry about is asking yourself in five to 10 years, did the business model that clever leaves pursue belong to exist. You know, we are the one of the largest, if not the largest player in Columbia. You know, we have some of the most advanced pharmaceutical certifications. We have a cost structure which is unrivaled. You know, this is the type of business that doesn’t just grow five or 10 percent per year. Right. A company like Clever Leaves will change the landscape. Look at what Canopy had had done. You know, Canopy had invested one hundred million dollars or more in a Colombian operation. And, you know, they saw a very unique opportunity to partner up with us and accelerate their growth, even if it meant, you know, hitting the brakes on what they were constructing from a production capacity standpoint in in Colombia. And now we’re working very seamlessly to try and try to accelerate their asset light business model in Latin America, if that works ,hopefully that will be chance to expand a partnership like that. You know, we’ll have to do a good job executing on the agreement. But I encourage people to think that in the future, you know, Cannabis companies, you know, don’t have to farms don’t have to process, don’t have to distribute. And also retail, like that’s a very challenging business. And I know it’s more of the flavor of the month in a sort of the US and the food market. But that is only going to last for some period of time. You know, go look at the greenhouses in Southern California that grow cannabis today. And 30 or 40 years ago, you probably would be surprised to learn those grew red roses. And that’s why we have the Pasadena Rose Bowl parade. But you don’t grow roses there anymore. You know, 7-10 flower imports from the United States come from Colombia. So what we’re talking about is a very long term shift coming to the cannabis industry that I think clever leaves is going to play an important part of that

Carrie Pallady [00:31:03] Well, Kyle, thank you so much for your time today. It was a pleasure speaking with you.

Kyle Detwiler [00:31:10] Great Yeah. Thanks

Additional Information and Where to Find It

In connection with the proposed business combination between Schultze Special Purpose Acquisition Corp. (“SAMA”) and Clever Leaves International Inc. (“Clever Leaves”) (the “Business Combination”), Clever Leaves Holdings Inc. (“Holdco”) has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) which includes a prospectus with respect to Holdco’s securities to be issued in connection with the Business Combination and a proxy statement with respect to SAMA’s stockholder meeting at which SAMA’s stockholders will be asked to vote on the proposed Business Combination. The registration statement has not become effective. SAMA, Clever Leaves and Holdco urge investors, stockholders and other interested persons to read the Registration Statement, including the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents contain important information about the Business Combination. Following the Registration Statement having been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of SAMA as of a record date to be established for voting on the Business Combination. SAMA’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Schultze Special Purpose Acquisition Corp, 800 Westchester Avenue, Suite 632, Rye Brook, New York 10573; e-mail: sdu@samco.net. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

SAMA, Clever Leaves, Holdco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SAMA stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SAMA’s stockholders in connection with the Business Combination is set forth in the preliminary proxy statement/prospectus contained in the Registration Statement, and will also be included in the definitive proxy statement/prospectus for the Business Combination when available. Information concerning the interests of SAMA’s and Clever Leaves’ participants in the solicitation, which may, in some cases, be different than those of SAMA’s and Clever Leaves’ equity holders generally, is also set forth in the proxy statement/prospectus contained in the Registration Statement, and will also be included in the definitive proxy statement/prospectus for the Business Combination when available.

Forward Looking Statements

This interview includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions). Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Factors that may cause such differences include, without limitation, SAMA’s and Clever Leaves’ inability to complete the transactions contemplated by the Business Combination; matters discovered by the parties as they complete their respective due diligence investigation of the other; the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by SAMA stockholders; the ability to meet NASDAQ’s listing standards following the consummation of the Business Combination; costs related to the Business Combination; expectations with respect to future operating and financial performance and growth, including when Clever Leaves or Holdco will become cash flow positive; the timing of the completion of the Business Combination; Clever Leaves’ ability to execute its business plans and strategy and to receive regulatory approvals; potential litigation involving the parties; global economic conditions; geopolitical events, natural disasters, acts of God and pandemics, including, but not limited to, the economic and operational disruptions and other effects of COVID-19; regulatory requirements and changes thereto; access to additional financing; and other risks and uncertainties indicated from time to time in filings with the SEC. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, the failure to obtain an extension of the business combination deadline if sought by SAMA or the failure to satisfy other closing conditions. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in SAMA’s most recent filings with the SEC and is contained in the Registration Statement, including the proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning SAMA, Clever Leaves or Holdco, the transactions described herein or other matters and attributable to SAMA, Clever Leaves, Holdco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of SAMA, Clever Leaves and Holdco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

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